March 8, 2017

Via EDGAR and email

Stephanie L. Sullivan

Senior Technical and Policy Advisor

Office of Financial Services

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

Re:	Glen Burnie Bancorp

Form 10-K for the Fiscal Year ended December 31, 2015

Filed March 10, 2016

Response Dated July 11, 2016

File No. 000-24047

Dear Ms. Sullivan,

In response to your letter dated February 22, 2017, Glen Burnie Bancorp (the “Company”) provides the following information:

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. Financial Statements and Supplementary Data, page 33

Note 4. Loans and Allowances, page F-18

1.	Our bulleted responses below correspond to the sequence of bullets in this comment. We will revise future filings to address any deficiencies:

•	Our policy is to evaluate the following loans individually for impairment; all other loans are evaluated collectively:

(1)  Loans in a non-accrual status

(2)  Loans risk rated substandard not paying according to contractual terms

(3)  Loans risk rated substandard in default of loan agreement

(4)  Loans risk rated doubtful

(5)  Loans classified as TDR

•	Based on the above criteria, those loans individually evaluated for impairment are assessed in accordance with ASC Topic 310, Accounting by Creditors for Impairment of a Loan. Loans that are identified to be individually evaluated for impairment where the allowance measure is zero would continue to be disclosed as a loan individually evaluated for impairment. The specific credit allocations made to loans individually evaluated for impairment are based on regular analysis of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. Loans of similar type and purpose, not meeting the criteria of ASC 310, are pooled into homogenous sub portfolios and collectively evaluated for impairment. The Company’s charge off policy (which has been included in the Consolidated Financial Statements) will be included and detailed in future filings.

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•	The appearance of a revision in the form of disclosure between the September 30, 2016 disclosure and the same disclosure for December 31, 2015 was due to errors. The table below excepted from our September 30, 2016 10-Q highlights the erroneous entries and shows the corrected amounts in italics. This disclosure has been corrected in Note 4 to our financial statements which we intend to include in our upcoming filing of our Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

	Commercial		Consumer
September, 30, 2016	and	Commercial	and	Residential
(Thousands of Dollars)	Industrial	Real Estate	Indirect	Real Estate	Unallocated	Total

Balance, beginning of year	$305	$262	$804	$1,631	$148	$3,150
Provision for credit losses	(11)	(13)	256	43	(42)	233
Recoveries	4	-	270	36	-	310
Loans charged off	-	-	(523)	(855)	-	(1,378)

Balance, end of year	$298	$249	$807	$855	$106	$2,315

Individually evaluated for impairment:
Balance in allowance	$232	$109	$753	$837	$106	$2,037
Related loan balance	234	1,401	408	1,617	-	3,660

Collectively evaluated for impairment:
Balance in allowance	$66	$140	$753	$18	$106	$1,902
Related loan balance	4,511	63,131	79,767	110,033	-	257,442

•	There were no material changes made to the specific reserves of $0.4 million (detailed in the disclosure on page 9 of the September 30, 2016 Form 10-Q) from the level of specific reserves detailed in the disclosure of the March 31, 2016 Form 10-Q. The table below details, by loan category, the specific reserves at September 30, 2016 and December 31, 2015.

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(Thousands of dollars) September 30, 2016	Recorded Investment	Unpaid Principal Balance	Interest Income Recognized	Specific Reserve	Average Recorded Investment
Impaired loans with specific reserves:
Real-estate - mortgage:
Residential - 1	$79	$79	$-	$18	$111
Commercial - 2	290	290	-	109	303
Consumer - 3	134	134	-	54	167
Installment	-	-	-	-	-
Home Equity	-	-	-	-	-
Commercial - 4	232	232	8	232	236
Total	$735	$735	$8	$413	$817

December 31, 2015	Recorded Investment	Unpaid Principal Balance	Interest Income Recognized	Specific Reserve	Average Recorded Investment
Impaired loans with specific reserves:
Real-estate - mortgage:
Residential - 5	$1,809	$1,809	$57	$697	$1,820
Commercial - 6	300	300	-	101	315
Consumer -7	146	146	-	65	170
Installment	-	-	-	-	-
Home Equity	-	-	-	-	-
Commercial - 8	241	241	10	241	247
Total	$2,496	$2,496	$67	$1,104	$2,552

Notes to the above reserves by loan category:

1. A single borrower with 12 residential investment property loans with an aggregated new specific reserve of $6,000 after partial charge off and one restructured residential mortgage loan (TDR) with a specific reserve (PV method) of $12,000.

2. A single borrower with a commercial real estate loan in the final stages of collection with a specific reserve of $109,000, adjusted from December 31, 2015 based on an updated appraisal.

3. Two consumer installment notes with an aggregated specific reserve of $54,000.

4. One unsecured, restructured (TDR) C&I note, fully reserved with a specific reserve of $232,000.

5. A single borrower with 12 residential investment property loans with an aggregated specific reserve of $685,000 and one restructured residential mortgage loan (TDR) with a specific reserve (PV method) of $12,000.

6. A single borrower with a commercial real estate loan in the final stages of collection with a specific reserve of $109,000.

7. Two consumer installment notes with an aggregated specific reserve of $65,000.

8. One unsecured, restructured (TDR) C&I note, fully reserved with a specific reserve of $241,000.

•	Our policy regarding loans that are identified to be individually evaluated for impairment where the allowance measure is zero but continue to meet the criteria, are considered non-performing, are in a collection status and remain under continuous monitoring for potential impairment. These loans are not returned to the pool of loans collectively evaluated for impairment. We have clarified and amended the language in Note 4 to our financial statements which we intend to include in our upcoming filing of our Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

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•	The Company has not made any changes to our allowance methodology based on our remarks to paragraph 5 in our July 11, 2016 response letter. The Company noted in the aforementioned correspondence, paragraph 5, that “[We] have significantly decreased the amount of specific reserves over the past few quarters” intending to communicate that in certain distressed loan situations where the process of collection and recovery exceeded historical time periods, the Company began in 2015 to conservatively recognize partial charge offs. In most cases this resulted in the loan(s) moving to individually specially assessed for impairment and the allowance measurement would then be zero. These loans are continuously monitored thereafter for potential impairment and new specific reserves are made as necessary.

•	In paragraph 5 of our July 11, 2016 response we stated, “The remaining specific reserves are being evaluated as to whether the borrower continues to have the ability and willingness to repay the loan in order to ensure we are in compliance with ASC 310 as these are deemed to be impaired loans.” To clarify, we advise the Staff the Company regularly monitors and assesses the classified loan borrowers and when the risk rating assessment moves from substandard (possible loss) to doubtful (probable loss) the amount reserved for the impairment is generally charged off.

2.	The previously acknowledged inaccuracies noted in paragraph 1 of the July 11, 2016 response should have been addressed in subsequent filings. We will revise future filings, beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 to correct the disclosures.

Credit Quality Information, page F-20

3.	We note your comment and will revise our future Forms 10-K and 10-Q filings accordingly, beginning with our Form 10-K for the Fiscal Year Ended December 31, 2016. During 2016 loans were returned to an accrual status. The balance of those loans will be detailed as “loans returned to accrual status” in the Form 10-K Note 4 disclosure showing the activity for non-accrual loans during the years 2016,2015, and 2014.

Please let us know if you need any additional information and please feel free to contact John Long at 410-768-8871 or jlong@bogb.net should you have any questions.

Respectfully submitted,

/s/ John D. Long

John D. Long

President and Chief Executive Officer

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